news release

ArcelorMittal holds annual investor day

Luxembourg, 16 September 2009 - ArcelorMittal is today holding its annual investor day simultaneously in New York and London.

Copies of the presentations, which will be given by members of the Group Management Board including Lakshmi Mittal, Chairman and CEO, and Aditya Mittal, Chief Financial Officer, can be found on the company’s website, www.arcelormittal.com.

During the investor day, the company will disclose new targets for gearing (net debt/equity ratio) of between 25% and 40% and for net debt/average EBITDA ratio ranging between 0.5 and 1.8. The company believes these targets are sensible in light of current economic conditions and underline its commitment to maintaining a solid investment grade rating.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.